Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

June 6, 2019

Audit Committee of the Board of Directors
MusclePharm Corporation
4400 Vanowen Street
Burbank, CA 91505

Dear Audit Committee Members:

We have read Item 4.01 in the Form 8-K of MusclePharm Corporation to be filed with the Securities and Exchange Commission regarding its change in auditors We are in agreement with the statements made regarding our firm in the fourth paragraph of the Form 8-K.

We have read the Company's statement in the fifth paragraph of the Form 8-K and believe that there is substantial evidence to support each one of the reportable events mentioned in the fourth paragraph of the Form 8-K.

Other than as stated above we have no basis to agree or disagree with other statements made under Item 4.01.

Very truly yours,

Plante & Moran, PLLC

PLANTE & MORAN, PLLC